Exhibit 12.4

ROGERS WIRELESS INC.

FINANCIAL STATEMENT SCHEDULES
SCHEDULE OF VALUATION ACCOUNT — ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
(in thousands of Canadian dollars)

YEAR ENDED DECEMBER 31,

	Balance,			Balance,
	Beginning	Additions	Deductions	End
Year	of Year	(1)	(2)	of Year

2001	52,453	33,583	(34,801)	51,235
2002	51,235	32,072	(38,142)	45,165
2003	45,165	43,959	(31,650)	57,474

(1)	Represents increase in allowance for doubtful accounts receivable charged to expense.

(2)	Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.